WISCONSIN CAPITAL FUNDS, INC.
TENTH AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS TENTH AMENDMENT effective as of the 1st day of August, 2018, to the Investment Advisory Agreement dated as of May 21, 2007, as amended July 1, 2010, July 1, 2011, July 1, 2012, August 1, 2013, August 1, 2014, August 1, 2015, August 1, 2016, August 1, 2017, and December 1, 2017 (the “Agreement”), is entered into by and between Wisconsin Capital Funds, Inc., a Maryland corporation (the “Company”) and Wisconsin Capital Management, LLC, a Wisconsin limited liability company (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the Company and Adviser desire to amend the fees of the Agreement; and

WHEREAS, Section 9 of the Agreement allows for its amendment upon the approval by vote of a majority of those Directors of the Company who are not parties to the Agreement or interested persons (as defined in the 1940 Act) of any such party.

NOW, THEREFORE, the parties agree as follows:

Exhibit A of the Agreement is hereby superseded and replaced with Amended and Restated Exhibit A attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Tenth Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

WISCONSIN CAPITAL FUNDS, INC.	WISCONSIN CAPITAL MANAGEMENT, LLC

By: /s/ Thomas G. Plumb	By: /s/ Thomas G. Plumb
Name: Thomas G. Plumb	Name: Thomas G. Plumb
Title: President	Title: President

AMENDED AND RESTATED EXHIBIT A TO THE
INVESTMENT ADVISORY AGREEMENT
BETWEEN
WISCONSIN CAPITAL FUNDS, INC.
AND
WISCONSIN CAPITAL MANAGEMENT, LLC

1.	Plumb Balanced Fund.

The management fee of the Plumb Balanced Fund, calculated in accordance with Paragraph 4 of the Investment Advisory Agreement, shall be at the annual rate of 0.65% of the average daily net assets of the Fund; provided, however, that until July 31, 2019, the Advisor agrees to waive fees and reimburse expenses to the Fund as necessary so that, for any fiscal year (and any partial fiscal year), the annual operating expenses (or, in the case of a partial fiscal year, annualized operating expenses) of the Fund will not exceed 1.19% of the Fund's average daily net assets.  In any fiscal year during which the Fund's actual operating expense ratio is less than 1.19%, the Advisor shall have the right to recoup all or a portion of any fees waived or expenses reimbursed to the Fund during the immediately preceding three fiscal years, provided that the amount of any such recoupment shall be limited so that the operating expense ratio of the Fund for the then current fiscal year, after taking into account the amount of any such recoupment, does not exceed 1.19%.

2.	Plumb Equity Fund.

The management fee for the Plumb Equity Fund, calculated in accordance with Paragraph 4 of the Investment Advisory Agreement, shall be at the annual rate of 0.65% of the average daily net assets of the Fund; provided, however, that until July 31, 2019, the Advisor agrees to waive fees and reimburse expenses to the Fund as necessary so that, for any fiscal year (and any partial fiscal year), the annual operating expenses (or, in the case of a partial fiscal year, annualized operating expenses) of the Fund will not exceed 1.19% of the Fund's average daily net assets.  In any fiscal year during which the Fund's actual operating expense ratio is less than 1.19%, the Advisor shall have the right to recoup all or a portion of any fees waived or expenses reimbursed to the Fund during the immediately preceding three fiscal years, provided that the amount of any such recoupment shall be limited so that the operating expense ratio of the Fund for the then current fiscal year, after taking into account the amount of any such recoupment, does not exceed 1.19%.